SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of December, 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

(Translation of registrant's name into English)

1 Angel Court, London,
England, EC2R 7AG
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F X           Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes              No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

27 December 2019

Prudential's Eastspring completes acquisition of Thanachart Fund

Eastspring Investments ("Eastspring"), the Asian asset management business of Prudential plc ("Prudential"), has successfully completed its acquisition of 50.1 per cent of Thanachart Fund Management Co., Ltd. ("TFUND") from Thanachart Bank Public Company Limited ("TBANK") and Government Savings Bank1, with TBANK holding the remaining 49.9 per cent stake of TFUND.

On 9 August 2019 and 30 September 2019, Eastspring announced that it would acquire the 50.1 per cent stake in TFUND for approximately THB 4,208 million (USD 137 million), with an option to increase its ownership to 100 per cent in the future. TFUND is the 8th largest mutual fund manager in Thailand, with THB 206 billion (USD 6.8 billion) 2 of mutual funds under management.

The acquisition complements Eastspring's purchase of  65 per cent of TMB Asset Management, now TMBAM Eastspring, in September 2018. With the latest transaction, Eastspring becomes Thailand's fourth largest asset manager,  with a market share of 12 per cent and combined assets under management of THB 653 billion (USD 21.6 billion)3 through the two fund management firms.

Eastspring now has access to a large and growing consumer base in Thailand through TBANK, which recently completed its merger with TMB Bank Public Company Limited (TMB). The newly formed bank is the sixth-largest in Thailand, with 10 million retail customers, more than THB 2 trillion (USD 65 billion) 4 in total assets and over 900 branches across the country.

Prudential has operated in Thailand for more than 20 years through Prudential Life Assurance (Thailand) Public Company Limited. Prudential serves more than 1.6 million customers in Thailand and manages more than THB 107 billion of assets on their behalf5.

Eastspring is Asia's leading retail asset manager, with USD 216 billion (GBP 169 billion) of assets under management6 and has been operating in Asia for 25 years.

Enquiries:
Media		Investors/Analysts
Anneliese Diedrichs	+65 8799 9241	Patrick Bowes	+44 (0)20 3977 9702
Tom Willetts	+44 (0)20 3977 9760	William Elderkin Darwin Lam	+44 (0)20 3977 9215 +852 2918 6348

Notes to Editors:
Numbers converted at actual exchange rate.

About Eastspring Investments
Eastspring Investments is a leading Asia-based asset manager that manages over USD 216 billion (as at 30 June 2019) of assets on behalf of institutional and retail clients. Operating in Asia since 1994, Eastspring Investments is the Asian asset management business of Prudential plc, an international financial services group, and has one of the widest footprints across the region*. We provide investment solutions across a broad range of asset classes including equities, fixed income, multi asset solutions and alternatives and are committed to delivering high quality investment outcomes for our clients over the long term. Eastspring Investments is a signatory to the United Nations-supported Principles for Responsible Investment (PRI), a voluntary program which encourages best practice in environmental, social and corporate governance issues. For more information on Eastspring Investments, please visit: www.eastspring.com

*Eastspring Investments (excluding joint venture (JV) companies) companies are ultimately wholly-owned / indirect subsidiaries / associates of Prudential plc of the United Kingdom. Eastspring Investments companies (including JVs) and Prudential plc are not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America.

About Prudential plc

Prudential plc is an Asia-led portfolio of businesses focused on structural growth markets. The business helps individuals to de-risk their lives and deal with their biggest financial concerns through life and health insurance, and retirement and asset management solutions. Prudential plc has 20 million customers and is listed on stock exchanges in London, Hong Kong, Singapore and New York.

Prudential plc is not affiliated in any manner with Prudential Financial, Inc., a company whose principal place of business is in the United States of America, or with the Prudential Assurance Company, a subsidiary of M&G plc, a company incorporated in the United Kingdom.

Footnotes
1              Eastspring will acquire GSB's entire 25.0 per cent stake in TFUND and a 25.1 per cent stake from TBANK.
2              Mutual funds under management as at 30 November 2019.
3              Mutual fund market shares; Mutual fund assets under management as at 30 November 2019.
4              Source: (https://www.ing.com/Newsroom/News/TMB-and-Thanachart-Bank-agree-to-merge-by-year-end.htm)
5              As of 30 June 2019.
6              As of 30 June 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: 27 December 2019

PRUDENTIAL PUBLIC LIMITED COMPANY

By: /s/ Company Secretary

Thomas S Clarkson
Company Secretary